Exhibit 99.1

FOR IMMEDIATE RELEASE:

Gazit-Globe to Delist Ordinary Shares from the Toronto Stock Exchange

TEL AVIV, ISRAEL; September 13, 2018 – Gazit-Globe (NYSE/TSX/TASE: GZT), a leading global real estate company focused on ownership, management and development of retail and mixed use properties in urban markets, announced today that it has applied to the Toronto Stock Exchange (the “TSX”) to have its ordinary shares delisted from the TSX at the close of business on September 27, 2018. This application is being made due to the limited trading volume of Gazit’s ordinary shares on the TSX (0.08% of the trading in Gazit-Globe’s ordinary shares has occurred on the TSX since the date Gazit-Globe’s ordinary shares were listed on the TSX (October 2013)) and as part of Gazit-Globe’s general and administrative expenses reduction initiatives. Gazit-Globe’s ordinary shares are listed on the Tel Aviv Stock Exchange (“TASE”) and the New York Stock Exchange (“NYSE”), with the TASE being the primary exchange on which the ordinary shares are traded. The ordinary shares will continue to be listed on the NYSE and the TASE on and after the proposed delisting date.

Gazit-Globe has also applied for an order to cease to be a reporting issuer (or equivalent) under applicable securities laws of each of the provinces and territories of Canada. Upon the granting of such order, Gazit-Globe will no longer be a reporting issuer (or equivalent) in any jurisdiction of Canada.

About Gazit-Globe

Gazit-Globe is a leading global real estate company focused on the ownership, management and development of retail and mixed use properties in North America, Brazil, Israel, northern, central and Eastern Europe, located in urban growth markets. Gazit-Globe is listed on the New York Stock Exchange (NYSE: GZT), the Toronto Stock Exchange (TSX: GZT) and the Tel Aviv Stock Exchange (TASE: GZT) and is included in the TA-35 index in Israel. As of June 30, 2018, Gazit-Globe owns and operates 104 properties, with a gross leasable area of approximately 2.5 million square meters and a total value of approximately NIS 38.2 billion. In addition, Gazit-Globe owns 31.3% of First Capital Realty Inc.

FOR ADDITIONAL INFORMATION

Investors Contact: IR@gazitgroup.com, Media Contact: PR@gazitgroup.com

Gazit-Globe Headquarters, Tel-Aviv, Israel, Tel: +972 3 6948000

FORWARD LOOKING STATEMENTS

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

10 Nissim Aloni St. Tel Aviv 6291924, Israel | T +972.3.6948000 | F +972.3.6961910 | www.gazit-globe.com